

Press Release

FOR IMMEDIATE RELEASE

ALCAN ANNOUNCES SHARE REPURCHASE PROGRAM

TARGETS UP TO 5 PERCENT OF SHARES ISSUED

Montreal, Canada – October 3, 2006 – Alcan today announced that its Board of Directors has authorized a share repurchase program of up to 5 percent of the Company's 376 million total common shares outstanding. This initiative follows Alcan's 33 percent quarterly dividend increase from $0.15 to $0.20 per share announced on August 2, 2006.

"Today's announcement reflects Alcan's positive cash-flow outlook, disciplined approach to capital allocation and our commitment to shareholder value," said Dick Evans, President and Chief Executive Officer. "We believe that a stock repurchase program represents an excellent investment for our shareholders. Given our strong financial performance and balance sheet strength, we plan to take advantage of this opportunity while at the same time continuing to pursue attractive growth options," he added.

Under the program, which is subject to stock exchange approval, Alcan may repurchase shares for cash on the open market from time to time at management's discretion. The timing of such purchases will depend on price, market conditions and applicable regulatory requirements. The repurchase program is intended to commence on or after November 1, 2006 following the release of Alcan's third quarter earnings on October 31, and may involve purchases on both the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). The program does not require the Company to repurchase any specific number of shares and may be modified, suspended or terminated at any time without prior notice.

Alcan Inc. (NYSE, TSX: AL) is a leading global materials company, delivering high quality products and services worldwide. With world-class technology and operations in bauxite mining, alumina processing, primary metal smelting, power generation, aluminum fabrication, engineered solutions as well as flexible and specialty packaging, today's Alcan is well positioned to meet and exceed its customers' needs. Alcan is represented by 65,000 employees in 61 countries and regions, and posted revenues of US$20.3 billion in 2005. The Company has featured on the Dow Jones Sustainability World Index consecutively since 2003. For more information, please visit: www.alcan.com.

Statements made in this press release which describe the Company or management's objectives, projections, estimates, expectations or predictions may be "forward-looking statements" within the meaning of securities laws. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company's actual actions or results could differ materially from those expressed or implied in such forward-looking statements or could affect the extent to which a particular projection is realized. Reference should be made to the Company's most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K for a list of factors that could cause such differences.

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Media Contact:
Anik Michaud
Tel.: +1-514-848-8151
media.relations@alcan.com

Investor Contact:
Corey Copeland
Tel.: +1-514-848-8368
investor.relations@alcan.com